UNITED STATES
                     SECURITIES AND EXCHANGES COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             (Amendment No. __*)

                              broadcast.com inc.
                               (Name of Issuer)

                      Common Stock, No Par Value $.01
                      (Title of Class of Securities)

                                 111310108
                               (CUSIP Number)

                               July 17, 1998
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [   ]   Rule 13d-1(b)
      [   ]   Rule 13d-1(c)
      [ X ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 111310108

13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Motorola, Inc.
      F.E.I.N. 36-1115800

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)
      (b)

3.    SEC USE ONLY

4.    CITIZEN OR PLACE OF ORGANIZATION

      Delaware Corporation

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

         2,371,756 (includes 7,500 shares which have vested pursuant to an option granted to Mr. Steven D. Leeke, an employee of Motorola, Inc. Pursuant to an agreement between Mr. Leeke and Motorola, Inc., dated March 27, 1998, Mr. Leeke can exercise his options at the sole discretion and for the benefit of Motorola, Inc.)

6.    SHARED VOTING POWER

         None

7.    SOLE DISPOSITIVE POWER

         2,371,756

8.    SHARED DISPOSITIVE POWER

         None

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         []



11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         13.8%

12.   TYPE OF REPORTING PERSON*

         CO


SCHEDULE 13-G

Item 1(a)   Name of Issuer:

               broadcast.com inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

               2914 Taylor Street
               Dallas, Texas 75226

Item 2(a)   Name of Person Filing:

               Motorola, Inc.

Item 2(b)   Address of Principal Business Office or, if none, Residence:

               1303 East Algonquin Road
               Schaumburg, IL 60196

Item 2(c)   Citizenship:

               Delaware Corporation

Item 2(d)   Title of Class of Securities:

               Common Stock, $.01 Par Value

Item 2(e)   CUSIP Number:  111310108

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-
                 2(b), check the status of the person filing.

                   Not Applicable

Item 4           Ownership (as of December 31, 1998)

        (a)      Amount of Beneficially Owned:

                   2,371,756 (includes 7,500 shares which have vested pursuant to an option granted to Mr. Steven D. Leeke, an employee of Motorola, Inc. Pursuant to an agreement between Mr. Leeke and Motorola, Inc., dated March 27, 1998, Mr. Leeke can exercise his options at the sole discretion and for the benefit of Motorola, Inc.)

        (b)      Percent of Class

                   13.8%

        (c)      Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote: 2,371,756

                (ii)  shared power to vote or direct the vote:  -0-

                (iii) sole power to dispose or to direct the disposition
                      of:   2,371,756

(iv) shared power to dispose or to direct the disposition
of:   -0-

Item 5           Ownership of Five Percent or Less of a Class.

                   Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( )

Item 6           Ownership of More than Five Percent on Behalf of Another
                 Person.

                   Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company.

                   Not applicable

Item 8           Identification and Classification of Members of the Group.

                   Not applicable


Item 9           Notice of Dissolution of Group.

                   Not applicable

Item 10          Certification.

                   Not applicable






                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: ___________________________

By:   /s/ A. Peter Lawson
A. Peter Lawson
      Executive Vice President and General Counsel,
      Secretary to the Board
      Law Department
      Motorola, Inc.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).